As filed with the Securities and Exchange Commission on November 3, 2004
                                             Securities Act File No. 333-72104
                                     Investment Company Act File No. 811-10561
==============================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  SCHEDULE TO
                         ISSUER TENDER OFFER STATEMENT
  (Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934)
                               (Amendment No. 1)

                         DB Hedge Strategies Fund LLC
                               (Name of Issuer)

                         DB Hedge Strategies Fund LLC
                     (Name of Person(s) Filing Statement)

                  Units of Limited Liability Company interest
                        (Title of Class of Securities)
                                   23303Q108
                     (CUSIP Number of Class of Securities)

         John T. Ferguson, Jr.                      John H. Kim
            Vice President                  Director and Senior Counsel
   DB Hedge Strategies Fund LLC            Deutsche Asset Management
          25 DeForest Avenue                     25 DeForest Avenue
       Summit, New Jersey 07901               Summit, New Jersey 07901
           (908) 608-3113                         (908) 608-3160

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            John A. MacKinnon, Esq.
                        Sidley Austin Brown & Wood LLP
                              787 Seventh Avenue
                           New York, New York 10019
                                (212) 839-5300
                           CALCULATION OF FILING FEE

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Transaction Valuation: $10,563,840.25(a)   Amount of Filing Fee: $1,409.39(b)(c)
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(a) Calculated as the aggregate maximum repurchase price for (i) 3,205 units of limited liability company interest in the offer, based upon the net asset value per share at August 31, 2004 and (ii) 6,410 additional units of limited liability company interest, based upon the net asset value per share at
September 30, 2004.
(b) Calculated at 1/50th of 1% of the Transaction Valuation.
(c) $703.38 was previously paid with the initial filing of the Schedule TO on September 28, 2004.
[ ] Check the box if any part of the fee is offset as provided by Rule
0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the
Form or Schedule and the date of its filing.
Amount Previously Paid:_________________________________________________
Form or Registration No.:_______________________________________________
Filing Party:___________________________________________________________
Date Filed:_____________________________________________________________
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[x] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
==============================================================================

ITEM 1:    Summary Term Sheet

     The information required by Item 1 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(iii)) and the Supplement to the Offer to Repurchase (Exhibit (a)(1)(iv)), which are attached as exhibits to this Schedule TO.

ITEM 2.    Subject Company Information

     The information required by Item 2 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(iii)), the Supplement to the Offer to Repurchase (Exhibit (a)(1)(iv)), the Letter of Transmittal (Exhibit (a)(1)(v)) and the Amended Letter of Transmittal (Exhibit (a)(1)(vi), which are attached as exhibits to this Schedule TO.

ITEM 3.    Identity and Background of Filing Person.

     (a) The name of the filing person is DB Hedge Strategies Fund LLC. The Fund's address is 25 DeForest Avenue, Summit, New Jersey 07901, and the Fund's telephone number is, c/o Scudder Distributors Inc., (888) 262-0695. The Adviser of the Fund is DB Investment Managers, Inc. The Adviser's address is 25 DeForest Avenue, Summit, New Jersey 07901, and the Adviser's telephone number is (908) 608-3000. The Fund's Directors are Nolan T. Altman, Louis S. Citron, Edward T. Tokar and Raymond C. Nolte. Their address is c/o DB Absolute Return Strategies, 25 DeForest Avenue, Summit, New Jersey 07901.

     (b) - (d) Not applicable.

ITEM 4.    Terms of the Transaction

     The information required by Item 4 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(iii), the Supplement to the Offer to Repurchase (Exhibit (a)(1)(iv)), the Letter of Transmittal (Exhibit (a)(1)(v)) and the Amended Letter of Transmittal (Exhibit (a)(1)(vi)), which are attached as exhibits to this Schedule TO.

ITEM 5.    Past Contracts, Transactions, Negotiations and Agreements

     (a) - (d) Not applicable.

     (e) Under the Fund's Limited Liability Operating Agreement ("LLC Agreement"), which was included as an appendix to the Fund's prospectus contained in a post-effective amendment to the Fund's registration statement on Form N-2, as filed with the SEC via EDGAR on August 6, 2004, and as disclosed in the Fund's prospectus dated August 20, 2004 (the "Prospectus"), the Fund's Board of Directors has sole discretion to determine whether the Fund will repurchase Units from Members from time to time pursuant to written tenders. The Prospectus discloses that the Adviser expects that it will recommend to the Board of Directors four times each year, in March, June, September and December, that the Fund repurchase Units from Members. The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this Repurchase Offer (whether or not legally enforceable) between or among: (i) the Fund, the Adviser, any Director of the Fund, or any person controlling the Fund, the Adviser or any Director of the Fund; and (ii) any person, with respect to Units. However, the LLC Agreement provides that the Fund will be dissolved if any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender all of such Member's Units for repurchase by the Fund has not been given the opportunity to so tender within a period of two years after the request (whether in a single repurchase offer or multiple consecutive offers within the two-year period). A Member who intends to cause the Fund to be dissolved must so indicate in a separate written request submitted within the applicable two-year period.

ITEM 6. Purposes of the Repurchase Offer and Plans or Proposals of the Fund and its Affiliates.

     The information required by Item 6 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(iii)), the Supplement to the Offer to Repurchase (Exhibit

(a)(1)(iv)), the Letter of Transmittal (Exhibit (a)(1)(v) and the Amended Letter of Transmittal (Exhibit (a)(1)(vi)), which are attached as exhibits to this Schedule TO.

ITEM 7.    Source and Amount of Funds or Other Consideration

     The information required by Item 7 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(iii)), the Supplement to the Offer to Repurchase (Exhibit (a)(1)(iv)), the Letter of Transmittal (Exhibit (a)(1)(v)) and the Amended Letter of Transmittal (Exhibit (a)(1)(vi)), which are attached as exhibits to this Schedule TO.

ITEM 8.    Interest in Securities of the Fund

     The information required by Item 8 is incorporated by reference to the Offer to Repurchase (Exhibit (a)(1)(iii)), the Supplement to the Offer to Repurchase (Exhibit (a)(1)(iv), the Letter of Transmittal (Exhibit (a)(1)(v)) and the Amended Letter of Transmittal (Exhibit (a)(1)(vi)), which are attached as exhibits to this Schedule TO.

ITEM 9.    Persons/Assets, Retained, Employed, Compensated or Used

     (a) No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Repurchase Offer.

     (b) Not applicable.

ITEM 10.   Financial Statements.

     (a) The information required by Item 10(a)-(b) is incorporated by reference to the Fund's audited financial statements for the period June 28, 2002 (commencement of operations) through March 31, 2003 previously filed on EDGAR on Form N-30D on June 5, 2003, and for the fiscal year ended March 31, 2004 previously filed on EDGAR on Form N-CSR on June 7, 2004, which the Fund has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act.

     (b) Not applicable.

ITEM 11.   Additional Information.

     (a)  (1) None.
          (2) None.
          (3) Not applicable.
          (4) Not applicable.
          (5) None.
     (b) The Offer to Repurchase, attached hereto as Exhibit (a)(1)(iii), and the Supplement to the Offer to Repurchase, attached hereto as Exhibit
          (a)(1)(iv), are incorporated herein by reference in their entirety.

ITEM 12.   Exhibits.

     (a)(1)  (i)    Cover Letter to the Offer to Repurchase and Letter of
                    Transmittal.*
             (ii)   Amended Cover Letter to the Offer to Repurchase and Letter
                    of Transmittal.
             (iii)  Offer to Repurchase.*

--------------------
* Previously filed as an exhibit to the Fund's Tender Offer Statement on Schedule TO, as filed with the Securities and Exchange Commission (the "SEC"), on September 28, 2004.

             (iv)   Supplement, dated November 3, 2004, to the Offer to
                    Repurchase, dated September 28, 2004.
             (v)    Form of Letter of Transmittal.*
             (vi)   Amended Form of Letter of Transmittal.
             (vii)  Form of Notice of Withdrawal of Tender.*
             (viii) Amended Form of Notice of Withdrawal of Tender.
     (a)(2) - (4)   Not Applicable
        (5)  (i).   Audited Financial Statements of the Fund for the period
                    June 28, 2002 (commencement of operations) through
                    March 31, 2003.**
             (ii)   Audited Financial Statements of the Fund for the fiscal
                    year ended March 31, 2004.***
             (iii)  Consent of PricewaterhouseCoopers LLP.

ITEM 13.   Information Required by Schedule 13E-3.

           Not applicable.





----------------------
** Incorporated by reference to the Fund's Annual Report for the period June 28, 2002 (commencement of operations) through March 31, 2003 on Form N-30D as filed with the SEC on June 5, 2003.

*** Incorporated by reference to the Fund's Annual Report for the fiscal year ended March 31, 2004 on Form N-CSR as filed with the SEC on June 7, 2004

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  DB Hedge Strategies Fund LLC

                                       By: /s/ Alexandra Toohey
                                           ---------------------------
                                           Name:   Alexandra Toohey
                                           Title:  Treasurer

November 3, 2004

                                 EXHIBIT INDEX

Exhibit
-------

(a)(1)(ii)     Amended Cover Letter to the Offer to Repurchase and Letter of
               Transmittal
(a)(1)(iv)     Supplement to the Offer to Repurchase
(a)(1)(vi)     Amended Form of Letter of Transmittal
(a)(1)(viii)   Amended Form of Notice of Withdrawal
(a)(5)(iii)    Consent of PricewaterhouseCoopers LLP.